UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM U-3A-2

 STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2
     FROM THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                      TO BE FILED ANNUALLY PRIOR TO MARCH 1

                       MIDAMERICAN ENERGY HOLDINGS COMPANY
                            MIDAMERICAN FUNDING, LLC
                                    MHC INC.

each hereby files jointly with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, state of organization, location and nature of business of claimant and every subsidiary thereof.

     A. MidAmerican Energy Holdings Company - Organized as a holding company. Incorporated in Iowa. Headquartered in Des Moines, Iowa.

          MidAmerican Funding, LLC - Organized as a holding company for acquisition financing purposes. Organized in Iowa. Headquartered in Des Moines, Iowa.

          MHC Inc. - Organized as a holding company. Incorporated in Iowa. Headquartered in Des Moines, Iowa.

          The  following   companies  are  subsidiaries  of  MidAmerican  Energy
          Holdings Company as defined by Section 2(a):

     B.   Utility Subsidiaries
          --------------------

          MidAmerican Energy Company (100% owned) - Organized as a public utility to generate, transmit, distribute and market electric energy and to distribute and market natural gas. Incorporated in Iowa. Headquartered in Des Moines, Iowa.

          i.   100% owned by MidAmerican Energy Company

               MidAmerican Energy Financing I - Organized as a statutory business trust holding MidAmerican 7.98% Series A Debentures due 2045. Incorporated in Delaware. Headquartered in Des Moines, Iowa.

               MidAmerican Energy Funding Corporation - Organized to purchase MidAmerican Energy Company's accounts receivable. Incorporated in Delaware. Headquartered in Des Moines, Iowa.

          ii. Less than 100% but Greater than 10% Owned by MidAmerican Energy Company.

               CBEC Railway Inc. - Organized to own and operate rail  facilities for the transportation of coal. Incorporated in Iowa. Headquartered in Des Moines, Iowa.

     C.   Nonregulated Business Subsidiaries
          ----------------------------------

          i. MidAmerican Capital Company (100% owned) - Organized as a holding company for nonregulated business subsidiaries. Incorporated in Delaware. Headquartered in Des Moines, Iowa.

               a.   100% Owned by MidAmerican Capital Company

                    AmGasInc. - Organized to market nonregulated  natural gas to end users. Incorporated in Iowa. Headquartered in Des Moines, Iowa.

                    Cimmred Leasing  Company - Organized  to invest in,  develop and/or manage financial business ventures. Incorporated in South Dakota. Headquartered in Dakota Dunes, South Dakota.

                    InterCoast  Capital  Company  -  Organized  to invest in and
                         manage   securities.   Incorporated  in  South  Dakota.
                         Headquartered in Dakota Dunes, South Dakota.

                    InterCoast Energy Company - Organized to market nonregulated electric energy, and produce and market oil and gas. Incorporated in Delaware. Headquartered in Des Moines, Iowa.

                    InterCoast  Global  Management,  Inc. - Organized  to manage
                         securities   investments.   Incorporated  in  Delaware.
                         Headquartered in Des Moines, Iowa.

                    InterCoast Power Company - Organized to manage  nonregulated electric energy investments. Incorporated in Delaware. Headquartered in Des Moines, Iowa.

                    InterCoast Power  Marketing  Company -  Organized  to market nonregulated electric energy. Incorporated in Delaware. Headquartered in Des Moines, Iowa.

                    InterCoast Trade &  Resources,  Inc. -  Organized  to market nonregulated oil and gas. Incorporated in Delaware. Headquartered in Des Moines, Iowa.

                    IWG Co. 8 - Organized to invest in nonregulated  hydropower
                         projects  or  companies.   Incorporated   in  Delaware.
                         Headquartered in Des Moines, Iowa.

                    MHC Investment  Company - Organized  to invest in,  develop
                         and/or  manage   investments  and  financial   business
                         ventures. Incorporated in South Dakota. Headquartered in Dakota Dunes, South Dakota.

                    MidAmerican Rail Inc. -  Organized  to lease  railroad  coal
                         cars.  Incorporated  in  Iowa.   Headquartered  in  Des
                         Moines, Iowa.

                    MWR Capital Inc. - Organized to invest in,  develop  and/or manage financial business ventures. Incorporated in South Dakota. Headquartered in Dakota Dunes, South Dakota.

                    TTP, Inc. of South Dakota - Organized to invest in,  develop and manage a cogeneration partnership. Incorporated in South Dakota. Headquartered in Dakota Dunes, South Dakota.

               b. Less than 100% but Greater than 10% Owned by MidAmerican Capital Company

                    Edge Technologies,  Inc. - A joint venture organized in Iowa to generate capital for the development and commercialization of inventions. Incorporated in Iowa. Headquartered in Ames, Iowa.

                    Micro-Generation  Technology Fund, LLC - Organized to invest in entrepreneurial ventures offering products and services relating to micro-generation of electric power. Organized in Delaware. Headquartered in Center Harbor, New Hampshire.

                    Tenaska  III  Texas   Partners  -  Organized   in  Texas  to
                         construct, own and operate a cogeneration plant located near Paris, Texas. Partnership Organized in Texas. Headquartered in Omaha, Nebraska.

                    Utech Venture Capital  Corporation  - Organized to invest in venture capital.  Incorporated in Delaware.
                         Headquartered in Wilmington, Delaware.

          ii.  Midwest Capital Group, Inc. (100% owned) - Organized as a holding
               company  for  nonregulated  business  development   subsidiaries.
               Incorporated in Iowa. Headquartered in Des Moines, Iowa.

               a.   100% Owned by Midwest Capital Group, Inc.

                    Dakota Dunes  Development  Company - Organized to invest in, develop and/or manage real estate business ventures. Incorporated in Iowa. Headquartered in Dakota Dunes, South Dakota.

                    Two  Rivers  Inc.  -  Organized  to own and  operate  a golf
                         course   facility.   Incorporated   in  South   Dakota.
                         Headquartered in Dakota Dunes, South Dakota.

               b. Less than 100% but Greater than 10% owned by Midwest Capital Group, Inc.

                    Northgate Park  Associates - Organized to develop and own an
                         office   park.    Partnership    Organized   in   Iowa.
                         Headquartered in Iowa City, Iowa.

          iii. MidAmerican  Services Company (100% owned) - Organized to provide
               complementary    energy    services.    Incorporated   in   Iowa.
               Headquartered in Des Moines, Iowa.

          iv. MEC Construction Services Co. (100% owned) - Organized to provide nonregulated utility construction services. Incorporated in Iowa. Headquartered in Des Moines, Iowa.

          v.   HomeServices.Com,  Inc.  (83.4%  owned) - Organized  as a holding
               company  for  nonregulated  real  estate  brokerage   operations.
               Incorporated in Delaware. Headquartered in Edina, Minnesota.

               a.   100% owned by HomeServices.Com, Inc.

                    CBS Home Real Estate Company - Organized to provide residential real estate brokerage services. Incorporated in Nebraska. Headquartered in Omaha, Nebraska.

                    Champion Realty,  Inc. - Organized  to provide  residential
                         real  estate   brokerage   services.   Incorporated  in
                         Maryland. Headquartered in Annapolis, Maryland.

                    Chancellor Mortgage  Services,  Inc. - Organized to provide residential mortgage brokerage services. Incorporated in Maryland. Headquartered in Annapolis, Maryland.

                    Chancellor Title Services, Inc. - Organized to provide title search, abstracting real estate escrow and closing services. Incorporated in Maryland. Headquartered in Annapolis, Maryland.

                    Edina Corporate Services,  Inc. - Organized as a third party relocation company to provide services to companies that relocate employees. Incorporated in Minnesota. Headquartered in Edina, Minnesota.

                    Edina Financial Services,  Inc.  -  Organized  as a  holding company for the Edina Realty subsidiaries. Incorporated in Minnesota. Headquartered in Edina, Minnesota.

                    Edina Realty, Inc. - Organized to provide  residential  real estate brokerage services. Incorporated in Minnesota. Headquartered in Edina, Minnesota.

                    Edina Realty of Wisconsin, Inc. - Organized to provide
                         residential    real    estate    brokerage    services.
                         Incorporated in Wisconsin. Headquartered in Hudson, Wisconsin.

                    Edina Realty Insurance  Agency,  Inc. - Organized to provide property and casualty insurance agency services. Incorporated in Minnesota. Headquartered in Edina, Minnesota.

                    Edina Realty Title,   Inc.  -  Organized  to  provide  title
                         search, abstracting, real estate escrow, and closing services. Incorporated in Minnesota. Headquartered in Edina, Minnesota.

                    JC Nichols Residential Inc.  -  Organized  to  provide
                         residential    real    estate    brokerage    services.
                         Incorporated in Iowa. Headquartered in Overland Park, Kansas.

                    JC Nichols  Residential  Alliance,  Inc.  -  Organized  to
                         manage real estate brokerage franchises. Incorporated in Kansas. Headquartered in Overland Park, Kansas.

                    Kansas City  Title,  Inc. - Organized  to provide  title and
                         abstracting    services.    Organized    in   Missouri.
                         Headquartered in Overland Park, Kansas.

                    Iowa Realty  Co.,  Inc. - Organized  to provide  residential real estate brokerage services. Incorporated in Iowa. Headquartered in West Des Moines, Iowa.

                    Iowa Realty Insurance Agency,  Inc. - Organized to establish third party contracts with insurance companies to provide property insurance to residential real estate customers. Incorporated in Iowa. Headquartered in West Des Moines, Iowa.

                    First Realty, Ltd. - Organized to provide  residential  real
                         estate  brokerage   services.   Incorporated  in  Iowa.
                         Headquartered in West Des Moines, Iowa.

                    Iowa Title Company  -  Organized  to  provide  land  title
                         abstracting    services.    Incorporated    in    Iowa.
                         Headquartered in Des Moines, Iowa.

                    Iowa Title Linn County LLC - Organized in Iowa. Organized to
                         provide land title abstracting services. Headquartered in West Des Moines, Iowa.

                    Midland Escrow  Services,  Inc. - Organized  to provide real estate and mortgage closing and escrow services. Incorporated in Iowa. Headquartered in West Des Moines, Iowa.

                    MRSCT Inc. - Organized to provide title  search, abstracting real estate escrow and closing services. Incorporated in Kentucky. Headquartered in Louisville, Kentucky.

                    Nebraska Land  Title and  Abstract  Company -  Organized  to
                         provide title and abstracting services. Incorporated in Nebraska. Headquartered in Omaha, Nebraska.

                    IMO Co., Inc.  -  Organized  to provide  residential  real estate brokerage services. Incorporated in Missouri. Headquartered in Springfield, Missouri.

                    MidAmerican Commercial  Real  Estate   Services,   Inc.  -
                         Organized to provide commercial real estate brokerage services. Incorporated in Kansas. Headquartered in Overland Park, Kansas.

                    Paul Semonin Company - Organized to provide residential real estate brokerage services. Incorporated in Kentucky. Headquartered in Louisville, Kentucky.

                    Plaza Financial Services, LLC  -  Organized  as  a  holding company for a mortgage brokerage subsidiary. Organized in Kansas. Headquartered in Prairie Village, Kansas.

                    Plaza Mortgage Services,   LLC  -   Organized   to  provide
                         residential mortgage brokerage services. Organized in Kansas. Headquartered in Prairie Village, Kansas.

                    Professional  Referral  Organization,  Inc. -  Organized  to
                         generate real estate sales through referrals from retired agents. Incorporated in Maryland. Headquartered in Annapolis, Maryland.

                    Roy H. Long Realty Co., Inc. - Organized to provide residential real estate brokerage services. Incorporated in Arizona. Headquartered in Phoenix, Arizona.

                    The Referral Company - Organized  to generate  real estate sales through  referrals from retired  salespersons  of
                         Iowa   Realty   Co.,   Inc.   Incorporated   in   Iowa.
                         Headquartered in West Des Moines, Iowa.

                    RHL Referral  Company,  LLC - Organized  to  generate  real estate sales  through  referrals  from retired  agents.
                         Organized   in  Arizona.   Headquartered   in  Phoenix,
                         Arizona.

                    Select Relocation Services, Inc. - Organized to provide real estate relocation services. Incorporated in Nebraska. Headquartered in Omaha, Nebraska.

                    Semonin Mortgage  Services,  Inc. -  Organized  as a holding company for an interest in a mortgage brokerage business. Incorporated in Kentucky. Headquartered in Louisville, Kentucky.

               b.   Less   than   100%   but   greater   than   10%   owned   by
                    HomeServices.Com, Inc.

                    Cendant Home  Funding-Nebraska,  LLC - Organized  to provide mortgage brokerage services. Organized in Delaware. Headquartered in Omaha, Nebraska.

                    Edina Realty Mortgage,   LLC   -   Organized   to   provide
                         residential mortgage brokerage services. Organized in Delaware. Headquartered in Edina, Minnesota.

                    MidAmerican  Home  Services  Mortgage,  LLC -  Organized  to
                         provide residential mortgage brokerage services. Organized in Iowa. Headquartered in West Des Moines, Iowa.

                    Service  Mortgage Group, LLC  -  Organized   to  provide
                         residential real estate brokerage services. Organized in Kentucky. Headquartered in Louisville, Kentucky.

                    Title Information Services, LLC  -  Organized  to  provide computerized title information. Organized in Minnesota. Headquartered in Minneapolis, Minnesota.

                    Arizona Land Title,  Inc. - Organized  to provide  title and
                         abstracting   services.    Incorporated   in   Arizona.
                         Headquartered in Tucson, Arizona.

          vi. CE Electric UK Funding Company (100% owned) - Organized as a holding and investment company. Incorporated in the United Kingdom. Headquartered in Newcastle, United Kingdom.

               a. 100% owned by CE Electric UK Funding Company - (unless otherwise indicated, all of the following were headquartered in Newcastle, United Kingdom).

                    Northern Electric plc - Organized as a UK regional  electric company. Incorporated in the United Kingdom.

                    CE Electric UK Holdings - Organized as a holding  company.
                         Incorporated in United Kingdom.

                    CE Electric  UK plc -  Owner  of  Northern  Electric  plc.
                         Incorporated in United Kingdom.

                    Northern Electric  Generation  Limited  -  Organized  as  a
                         holding company. Incorporated in United Kingdom.

                    Northern Electric  (Overseas  Holdings)  Limited  - General
                         Merchants. Incorporated in United Kingdom.

                    Northern Electric  Properties  Limited  -  Organized  as  a
                         property management company. Incorporated in United Kingdom.

                    Northern Electric  Finance  plc -  Organized  as a  finance company. Incorporated in United Kingdom.

                    CalEnergy Gas  (Holdings)  Limited  - Gas  exploration  and ownership of gas. Incorporated in United Kingdom.

                    Northern Electric Retail  Limited - Retailing of electrical and gas appliances. Incorporated in United Kingdom.

                    Northern Electric  Distribution  Limited  -  Management  of
                         distribution network. Incorporated in United Kingdom.

                    Northern Electric  Generation (TPL) Limited - Organized as a
                         holding company. Incorporated in United Kingdom.

                    Northern Electric  Generation  (Peaking)  Limited - Standard
                         commercial company. Incorporated in United Kingdom.

                    Northern Electric  Insurance Services Limited - Organized to
                         provide insurance services. Incorporated in the Isle of Man.

                    CalEnergy Gas (UK) Limited - Organized to purchase, lease or acquire land containing or believed to contain petroleum, natural gas or other mineral oils; to search and prospect for petroleum, natural gas and related hydrocarbons. Incorporated in United Kingdom.

                    CalEnergy  Gas  (Polska)  Sp.  z.o.o.  -  Organized  for the
                         exploration, production and refining of reserves of natural gas and other hydrocarbons within the territory of Poland and abroad. Incorporated in Poland. Headquartered in Warsaw, Poland.

                    CalEnergy Gas (Pipelines) Limited - Organized to explore and prospect for, manufacture, produce, buy, sell, dispose of and deal in gas and to use all such land, buildings and other works, machinery, plant and pipes. Incorporated in United Kingdom. Headquartered in London, England.

                    Northern  Electric & Gas Limited - A holding  company  which directly  owns  100%  of  the  following  subsidiaries:
                         Northern Tracing & Collection Services Limited, Northern Electric Retail Limited, Integrated Utility Services, Northern Metering Services Limited, Northern InfoCom Limited, Northern Electric Training Limited, Incorporated in United Kingdom.

                    Northern Tracing & Collection  Services  Limited - Organized
                         to carry on address checking and tracing, credit vetting and debt collection. Incorporated in United Kingdom.

                    Northern  Transport   Finance  Limited  -  Organized  as  an
                         investment company. Incorporated in United Kingdom.

                    Northern  Electric  Supply  Limited  -  Organized  to retail electricity and gas. Incorporated in United Kingdom.

                    Northern  Metering   Services   Limited  -  Meter  operator.
                         Incorporated in United Kingdom.

                    Integrated Utility  Services  Limited - Organized to provide
                         engineering   contracting  services.   Incorporated  in
                         United Kingdom.

                    Northern  Infocom  Limited -  Standard  commercial  company.
                         Incorporated in United Kingdom.

                    Northern  Electric  Training  Limited - Organized to provide training services. Incorporated in United Kingdom.

                    Ryhope Road  Developments  Ltd -  Organized  to acquire  and develop land. Incorporated in United Kingdom.

                    CalEnergy Power (Polska) SP. z.o.o. - Organized to invest in power generation, development and to perform power generation activities; and invest in electrical infrastructure, development, construction and maintain electrical infrastructure; and to invest in or develop other activities relating to power generation and electrical infrastructure in Poland. Incorporated in Poland. Headquartered in Warsaw, Poland.

                    Avonmouth CHP Limited -  Organized  to invest in and develop power generation. Incorporated in United Kingdom.

                    High Hedley Hope Wind  Limited - Organized  to invest in and
                         develop  power   generation.   Incorporated  in  United
                         Kingdom.

                    Northern Offshore  Wind Limited - Organized to invest in and
                         develop  power   generation.   Incorporated  in  United
                         Kingdom.

                    Stamfordham Road  Developments  Ltd. - Organized to acquire, purchase, exchange land at Stamfordham Road, Newcastle Upon Tyne. Incorporated in United Kingdom.

                    CE Electric (Ireland) Ltd. - Organized to be a holding
                         company.  Incorporated in the Republic of Ireland.

               b. Less than 100% but greater than 10% owned by CE Electric UK Funding Company - (all of the following are headquartered in Newcastle, United Kingdom).

                    Kings Road Developments  Limited - Organized  to acquire and develop land, houses and buildings at Kings road, Wallsend. Incorporated in United Kingdom.

                    Viking Power  Ltd.  - Owner  of power  generation  facility.
                         Incorporated in United Kingdom.

                    Teesside  Power  Limited  -  General  and  supply   products
                         connected with energy. Incorporated in United Kingdom.

                    Kirkheaton Wind Limited - General Merchants. Incorporated in
                         United Kingdom.

                    Vehicle Lease  and  Service  Limited -  Standard  commercial company. Incorporated in United Kingdom.

                    Selectusonline - Organized to provide and procure services and products.  Incorporated in United Kingdom.

          vii. CE Generation, LLC - (50% owned) - Organized as a holding company. Headquartered in Omaha, Nebraska.

                a. 100% owned by CE Generation, LLC (all of the following are headquartered in Omaha, Nebraska)

                    California Energy Development Corporation - Managing general partner and 50% owner of Yuma Cogeneration Associates. Incorporated in Delaware.

                    California Energy Yuma  Corporation - Organized as a holding company. Holds a 50% interest in Yuma Cogeneration Associates, a general partnership. Incorporated in Utah.

                    Yuma Cogeneration   Associates   -   Owner   of   the   Yuma
                         cogeneration natural gas-fired project in Arizona. Organized in Arizona.

                    Magma Power Company - Organized as a holding  company.  Owns several operating subsidiaries. Incorporated in Nevada.

                    Desert Valley  Company  -  Operates  monofill  for  Imperial
                         Valley operations. Incorporated in California.

                    Vulcan Power Company - Organized as a holding company.  Owns
                         50% of Vulcan/BN Geothermal Power Company. Incorporated in Nevada.

                    Vulcan/BN Geothermal Power Company - Owner of Vulcan Project
                         in the Imperial Valley. Organized in Nevada.

                    CalEnergy Operating  Corporation  - Provides  operating and maintenance services for Imperial Valley Facilities; General Partner and 40% owner of Leathers, Del Ranch, & Elmore limited partnerships. Incorporated in Delaware.

                    Leathers, L.P. - Owns  Leathers  project in the Salton Sea.
                         Organized in California.

                    Elmore, L.P.  - Owns  Elmore  project  in the  Salton  Sea.
                         Organized in California.

                    Del Ranch,  L. P. - Owns Del Ranch  (Hoch)  project  in the
                         Salton Sea. Organized in California.

                    Salton Sea Power  Company - Organized as a holding  company.
                         1% General   Partner   Interest,   Salton  Sea  Power
                         Generation, L. P. & Salton Sea Brine Processing, L. P. Incorporated in Nevada.

                    Salton Sea  Brine  Processing  L.  P.  -  Owns  99%  limited partnership interest in Salton Sea Power Generation, L.P. Organized in California.

                    Salton Sea Power  Generation  L. P. - Owns  Units 1, 2 & 3 &
                         part of Unit 4 at Salton Sea. Organized in California.

                    Magma Land Company  I - Holds  mineral  interests  and brine rights for Salton Sea Projects. Incorporated in Nevada.

                    Salton  Sea  Funding  Corporation  -  Organized  to  provide financing for Salton Sea Projects. Incorporated in Delaware.

                    Conejo Energy   Company  -  Holding   company   owning  50%
                         partnership interest - 40% General Partner & 10% limited partner in Del Ranch, L. P. Incorporated in California.

                    Niguel Energy   Company  -  Holding   company   owning  50%
                         partnership interest (40% General Partner & 10% Limited Partner) in Elmore, L. P. Incorporated in California.

                    San Felipe  Energy  Company - Holding  company  owning  50%
                         partnership interest (40% General Partner & 10% Limited Partner) in Leathers, L. P. Incorporated in California.

                    FSRI Holdings,  Inc.  -  Organized  as  a  holding  company.
                         Incorporated in Texas.

                    Falcon Seaboard  Oil Company - Holds 100%  interest in Power
                         Resources, Ltd. Incorporated in Texas.

                    Falcon Seaboard  Pipeline  Corporation - Holds 100% interest in Big Springs Pipeline Company. Incorporated in Texas.

                    Falcon Seaboard  Power  Corporation - Holds 100% interest in
                         SECI Holdings, Inc., Falcon Power Operating Company and NorCon Holdings, Inc. Incorporated in Texas.

                    Power Resources, Ltd.  -  Organized  to own  and  operate  a gas-fired cogeneration facility. Organized in Texas.

                    Falcon Power Operating  Company  -  Organized  to  provide operation and maintenance services for cogeneration facilities. Incorporated in Texas.

                    Salton Sea Power  L.L.C.  - Organized  to  develop,  own and operate Salton Sea Unit #5. Organized in Delaware.

                    CE Salton Sea Inc. - Organized as a holding company.
                         Incorporated in Delaware.

                    CE Turbo LLC - Owns Imperial Valley  turbo-expander  power project. Organized in Delaware.

                    CE Texas Energy LLC - Owns CE Texas Gas LP.  Organized in
                         Delaware.

                    CE Texas Gas  LP - Owns  contract  rights.  Organized  in
                         Delaware.

                    CE Texas Fuel, LLC -  Organized as a holding company.
                         Organized in Delaware.

                    CE Texas Power,  LLC -  Organized as a holding company.
                         Organized in Delaware.

                    CE Texas Pipeline,  LLC - Organized as a holding company.
                         Organized in Delaware.

                    CE Texas Resources, LLC - Organized as a holding company.
                         Organized in Delaware.

                    Fish Lake Power LLC - Owns a 1%  interest in Salton Sea Unit
                         IV. Organized in Delaware.

                    Imperial Magma LLC - Owns resource  rights and real property in the Imperial Valley. Organized in Delaware.

                    Salton Sea Royalty  LLC - Owns  rights to royalty  payments.
                         Organized in Delaware.

                    VPC Geothermal LLC - Owns 50% of Vulcan/BN Geothermal Power
                         Company. Organized in Delaware.

                    SECI Holdings,  Inc. - Holding  company for  Saranac  Energy
                         Company. Incorporated in Delaware.

                    Saranac Energy Company,  Inc. - Organized to own an interest in the project company for the Saranac cogeneration facility in Plattsburgh, NY. Incorporated in Delaware.

               b. Less than 100% but greater than 10% owned by CE Generation, LLC

                    Saranac Power Partners, L. P. - Organized to construct,  own and operate a natural gas-fired cogeneration facility in Plattsburgh, NY and to own North County Gas Pipeline Corporation. Organized in Delaware. Headquartered in Omaha, Nebraska.

                    NorthCountry  Gas  Pipeline   Corporation   -  Organized  to
                         construct, own and operate a gas pipeline to primarily transport fuel to Saranac. Incorporated in New York. Headquartered in Omaha, Nebraska.

         viii. Other MidAmerican Energy Holdings Company Related Entities:

               a. 100% owned by MidAmerican Energy Holdings Company (unless otherwise indicated, all of the following are headquartered in Omaha, Nebraska).

                    CE Power LLC - Organized to invest in nonregulated
                         generation facilities.  Organized in Delaware.

                    CE Power, Inc. - Owner of shares of the share  capital of
                         CE  Electric UK Funding Company.  Incorporated  in
                         Delaware.

                    CE Electric, Inc.  - Owner of  shares of CE  Electric  UK
                         Holdings. Incorporated in Delaware.

                    CE Electric (NY), Inc. - Organized as a holding company.
                         Incorporated in Delaware.

                    CE Geothermal LLC - Organized to invest in nonregulated
                         generation facilities.  Organized in Delaware.

                    CE Geothermal,  Inc.  -  Owns  Western  States  Geothermal
                         Company   and   Intermountain    Geothermal    Company.
                         Incorporated in Delaware.

                    Western States  Geothermal  Company  - Owner of Desert  Peak
                         leaseholds and the Desert Peak geothermal power plant. Incorporated in Delaware.

                    Intermountain  Geothermal Company - Owner of 70% interest in the Roosevelt Hot Springs geothermal field in Utah. Incorporated in Delaware.

                    CE Exploration  Company  -  Exploration   subsidiary  with
                         leaseholds   in  Oregon,   Washington,   and   Northern
                         California. Incorporated in Delaware.

                    CE Newberry, Inc. - Project company for the Telephone Flat project. Incorporated in Delaware.

                    CE Resources LLC - Organized to invest in nonregulated
                         generation facilities.  Organized in Delaware.

                    CalEnergy International  Services,  Inc. - Employs personnel working on CalEnergy's projects outside the United States. Incorporated in Delaware.

                    American Pacific Finance Company - Organized to be a captive finance company. Incorporated in Delaware.

                    California Energy  General  Corporation - Owns the Telephone
                         Flat leaseholds. Incorporated in Delaware.

                    CE International  Investments,  Inc. - Holding company for projects outside the United States. Incorporated in Delaware.

                    CE Mahanagdong  Ltd. - Holding  company for interest in CE
                         Luzon Geothermal Power Company, Inc. Incorporated in Bermuda.

                    CE Philippines  Ltd. - Holding  company for interest in CE
                         Cebu Geothermal Power Company Inc. Incorporated in Bermuda.

                    CE Cebu Geothermal  Power Company,  Inc. - Project company for the Upper Mahiao project, on the island of Leyte, Philippines. Incorporated in Philippines.

                    CE Casecnan Ltd. - Holding  company which owns interest in
                         CE Casecnan Water & Energy Company, Inc. Organized in Bermuda.

                    CalEnergy International Ltd. - Organized to develop projects outside the United States. Organized in Bermuda.

                    CE Bali, Ltd. - Holds an  interest  in Bali  Energy  Ltd.
                         Organized in Bermuda.

                    Tongonan Power  Investment, Inc. - Holds a  partnership
                         interest in Visayas Geothermal Power Company. Incorporated in Philippines.

                    Magma Netherlands B.V. - Holds interest in Visayas
                         Geothermal Power Company. Incorporated in Netherlands.

                    Visayas  Geothermal   Power  Company  -  Project company for
                         the Malitbog project, on the island of Leyte, Philippines. Organized in Philippines.

                    CE Indonesia  Geothermal,  Inc. -  Organized  as a holding company for construction of projects in Indonesia. Incorporated in Delaware.

                    CE (Bermuda)  Financing Ltd. - Organized to finance energy projects directly or through subsidiaries. Organized in Bermuda.

                    CalEnergy Pacific  Holdings  Corp. - Holding  company  which
                         owns  shares  of  CE   International   (Bermuda)   Ltd.
                         Incorporated in Delaware.

                    CalEnergy  U.K.  Inc.  -  Organized  as a  holding  company.
                         Incorporated in Delaware.

                    CalEnergy  International  (Bermuda)  Ltd -  Holding  company which owns interests in geothermal power generation project companies. Incorporated in Bermuda.

                    Aurora 2000, LLC - Organized to develop and market software.
                         Organized in Delaware.

                    CE Aurora  I, Inc.  -  Organized  to  develop  and  market software. Incorporated in Delaware.

                    Northern  Aurora,  Inc. -  Organized  to develop  and market software. Incorporated in Delaware.

                    CalEnergy  Minerals,  LLC - Organized to own Salton Sea zinc recovery project. Organized in Delaware.

                    CalEnergy Company  Inc. - Organized  to develop  projects in the United States. Incorporated in Delaware.

                    Salton Sea  Minerals  Corp.  -  Owns  indirect  interest  in a zinc recovery project. Incorporated in Delaware.

                    CalEnergy  International,  Inc. -  Development  company  for project interests located outside the United States. Incorporated in Delaware.

                    CalEnergy Capital Trust I - Organized to provide  financing.
                         Organized in Delaware.

                    CalEnergy Capital Trust II - Organized to provide financing.
                         Organized in Delaware.

                    CalEnergy Capital   Trust  III  -  Organized   to  provide
                         financing. Organized in Delaware.

                    CalEnergy  Investments  C.V.  -  Organized  as  a  financing entity. Organized in the Netherlands.

                    CE Minerals  Development  LLC - Owns  interest in minerals projects. Organized in Delaware.

                    CalEnergy Holdings,  Inc. - Organized as a holding  company.
                         Incorporated in Delaware.

                    Cordova Funding Corporation - Organized to provide financing for an independent power project. Incorporated in Delaware. Headquartered in Des Moines, Iowa.

                    Quad Cities   Energy   Company  -  Organized  to  invest  in
                         nonregulated generation facilities. Incorporated in Iowa. Headquartered in Des Moines, Iowa.

                    Cordova Energy  Company,  LLC  -  Organized  to  invest  in
                         nonregulated   generation   facilities.   Organized  in
                         Delaware. Headquartered in Des Moines, Iowa.

                    Fox Energy   Company   LLC  -   Organized   to   invest  in
                         nonregulated generation facilities. Incorporated in Delaware. Headquartered in Des Moines, Iowa.

                    CalEnergy Generation Operating Company - Organized to manage and operate power projects in the United States. Incorporated in Delaware.

               b.   Less than  100% but  greater  than 10% owned by  MidAmerican
                    Energy  Holdings   Company  -  (all  of  the  following  are
                    headquartered in Omaha, Nebraska).

                    CE Luzon Geothermal Power Company,  Inc. - Project company for the Mahanagdong project located on the island of Leyte, Philippines. Incorporated in Philippines.

                    Bali Energy  Ltd.  -  Project  company  for Bali  geothermal project in Indonesia. Incorporated in Bermuda.

                    CE Casecnan Water and Energy Company,  Inc. - Organized to
                         develop and operate a hydroelectric power plant in Luzon, Philippines. Incorporated in Philippines.

     D.   Inactive Subsidiaries
          ---------------------

            Midwest Gas Company - Incorporated in Iowa.
            DCCO Inc. - Incorporated in Minnesota.
            InterCoast Sierra Power Company - Incorporated in Delaware. MidAmerican Energy Financing II - Organized as a statutory business trust.
            Magma Generating Company II -  Incorporated in Nevada.
            Magma Generating Company I -  Incorporated in Nevada.
            Norming Investments B.V. -  Incorporated in Netherlands.
            California Energy Retail Company, Inc. - Incorporated in Delaware. Slupo I B.V. - Incorporated in Netherlands.
            CEABC Co. -  Incorporated in Delaware.
            CEXYZ CO. -  Incorporated in Delaware.
            IPP Co. - Incorporated in Delaware.
            IPP Co. LLC - Organized in Delaware.
            Gilbert/CBE Indonesia L.L.C. - Organized in Nebraska.
            Gilbert/CBE L. P. -  Organized in Nebraska.
            California Energy Management Company - Incorporated in Delaware. Big Springs Pipeline Company - Incorporated in Texas.
            CBE Engineering Co. - Incorporated in California
            CE Columbia Ltd. - Incorporated in Bermuda.
            CalEnergy Imperial Valley Company, Inc. - Incorporated in Delaware. American Pacific Finance Company II - Incorporated in California. NorCon Holdings, Inc. - Incorporated in Delaware.
            Northern Consolidated Power, Inc. - Incorporated in Delaware. NorCon Power Partners L.P. - Organized in Delaware.
            Arizona Home Services LLC - Organized in Arizona.
            CE Latin America Ltd - Organized in Bermuda.
            CE Ijen Ltd. - Organized in Bermuda.
            CE Argo Energy, Inc. - Incorporated in Delaware.
            Northern Electric Investments Limited - Incorporated in
              United Kingdom.
            CalEnergy Europe Limited - Incorporated in United Kingdom.
            CE Argo Power LLC - Organized in Delaware.
            Bioclean Fuels, Inc. - Incorporated in Delaware.
            CalEnergy BCF, Inc. - Incorporated in Delaware.
            CE Alberta Bioclean, Inc. - Incorporated in Delaware.
            CE CIS-FSU, Inc. - Incorporated in Delaware.
            CE Indonesia Ltd. - Organized in Bermuda.
            CE Singapore Ltd. - Organized in Bermuda.
            CE Asia Ltd. - Organized in Bermuda.
            CE Overseas Ltd. - Organized in Bermuda.
            Northern Electric Generation (NPL) Limited - Incorporated in
              United Kingdom.
            Northern Electric Transport Limited - Incorporated in United
              Kingdom.
            Real Estate Referral  Network,  Inc. - Incorporated in Nebraska.
            CE Administrative Services, Inc. - Incorporated in Delaware. Ormoc Cebu Ltd. - Organized in Bermuda.
            CalEnergy Capital Trust IV - Organized in Delaware.
            CalEnergy Capital Trust V - Organized in Delaware.
            CalEnergy Capital Trust VI - Organized in Delaware.
            Neptune Power Ltd. - Incorporated in United Kingdom.

---------------------------------

              Northern Electric Telecom Limited - Incorporated in United
                Kingdom.
              CE Electric (Ireland) Limited - Incorporated in Ireland.
              Northern Aurora Limited - Incorporated in United Kingdom. CalEnergy Europe Ltd. - Incorporated in United Kingdom.
              Cal Energy Power Ltd. - Incorporated in United Kingdom.
              CalEnergy Power Ventures Ltd. - Incorporated in United Kingdom. Direct Energy Ltd. - Incorporated in United Kingdom.
              Electric & Gas UK Ltd. - Incorporated in United Kingdom. Electricity & Gas UK Ltd. - Incorporated in United Kingdom. Electricity North East Ltd. - Incorporated in United Kingdom. Electricity North Ltd. - Incorporated in United Kingdom.
              Gas & Electric UK Ltd. - Incorporated in United Kingdom.
              Gas & Electricity UK Ltd. - Incorporated in United Kingdom.
              Gas UK Ltd. - Incorporated in United Kingdom.
              Integrated Utility Services (UK) Ltd. - Incorporated in United
                Kingdom.
              LW Technical (Northern) Ltd. - Incorporated in United Kingdom. NEEB Ltd. - Incorporated in United Kingdom.
              North Eastern Electricity Ltd. - Incorporated in United Kingdom. Northern Billing and Customer Information Services Ltd. -
                Incorporated in United Kingdom.
              Northern Cablevision Ltd. - Incorporated in United Kingdom. Northern Cogen Ltd. - Incorporated in United Kingdom.
              Northern Electric & Gas Distribution Ltd. - Incorporated in United
                Kingdom.
              Northern Electric Building Services Ltd. - Incorporated in United
                Kingdom.
              Northern Electric Computer Services Ltd. - Incorporated in United
                Kingdom.
              Northern Electric Consultants Ltd. - Incorporated in United
                Kingdom.
              Northern Electric Contracting Ltd. - Incorporated in United
                Kingdom.
              Northern Electric Development Ltd. - Incorporated in United
                Kingdom.
              Northern Electric Generation (CPS) Ltd. - Incorporated in United
                Kingdom.
              Northern Electric Investments Ltd. - Incorporated in United
                Kingdom.
              Northern Electric Power Ltd. - Incorporated in United Kingdom. Northern Electric Share Scheme Trustee Ltd. - Incorporated in
                United Kingdom.
              Northern Electrics Ltd. - Incorporated in United Kingdom.
              Northern Energy Distribution Ltd. - Incorporated in United
                Kingdom.
              Northern Gas & Electric Ltd. - Incorporated in United Kingdom. Northern Gas & Electricity Ltd. - Incorporated in United Kingdom. Northern Gas Marketing Ltd. - Incorporated in United Kingdom. Northern Power Distribution Ltd. - Incorporated in United Kingdom. Northern Utilities Ltd. - Incorporated in United Kingdom.
              Northern Utility Services Ltd. - Incorporated in United Kingdom. NUSL International Ltd. - Incorporated in United Kingdom.
              Seal Sands Network Ltd. - Incorporated in United Kingdom.
              UK Electric & Gas Ltd. - Incorporated in United Kingdom.
              UK Electricity & Gas Ltd. - Incorporated in United Kingdom.
              UK Gas & Electricity Ltd. - Incorporated in United Kingdom.

2. A brief description of the properties of the claimant and each of its subsidiary public utility companies.

     A.   MidAmerican  Energy  Holdings  Company  is  the  holding  company  for
          MidAmerican Funding, LLC and various nonregulated businesses. MidAmerican Energy Holdings Company owns no physical utility property.

          MidAmerican Funding, LLC is the holding company for MHC Inc. and owns no physical utility property.

          MHC Inc. is the direct holding company for MidAmerican Energy Company and various nonregulated businesses. MHC Inc. owns no physical utility property.

     B. On March 12, 1999, MidAmerican Energy Holdings Company, the parent of MidAmerican Energy Company merged with a subsidiary of CalEnergy Company, Inc. and changed its name to MHC Inc. CalEnergy Company, Inc. reincorporated as an Iowa corporation and changed its name to MidAmerican Energy Holdings Company on March 12, 1999. MidAmerican Energy Company is a regulated public utility company, incorporated in the State of Iowa.

          MidAmerican Energy's utility operations consist of four distinct business units: generation, transmission, energy delivery and retail. MidAmerican Energy is primarily engaged in the business of generating, transmitting, distributing and selling electric energy and distributing, selling and transporting natural gas. MidAmerican Energy owns intrastate natural gas transmission lines that do not constitute a material portion of the overall distribution system; as such these lines are classified as distribution lines for accounting purposes.

          MidAmerican Energy's utility service territory spans the State of Iowa, serving most of its larger cities as well as areas of Illinois, South Dakota, and Nebraska. MidAmerican provides electric service to 666,000 customers in Iowa, Illinois, and South Dakota and natural gas service to 640,000 customers in Iowa, Illinois, South Dakota, and Nebraska.

          i.   ELECTRIC OPERATIONS:

               MidAmerican Energy's transmission lines, operating from 161,000 to 345,000 volts, totaled 2,007 circuit miles at December 31, 2000 (1,859 miles are located in Iowa). MidAmerican Energy owned 355 distribution substations (316 are located in Iowa) and 13 transmission substations (12 in Iowa). MidAmerican Energy owned 40 transmission/distribution/generation substations (38 in Iowa) at December 31, 2000.

               MidAmerican Energy owns or connects with electric transmission lines which deliver electric energy at or near the Iowa state border at the following interconnecting points:

               1. 161 kv  interconnection  near Creston,  Iowa with Western Area
                  Power Administration;

               2. 161 kv interconnection  near Clarinda,  Iowa with St. Joseph
                  Light and Power Company;

               3. 345 and 161 kv interconnections at Council Bluffs, Iowa with
                  Omaha Public Power District;

               4. 345 and 161 kv  interconnections  at Sioux  City,  Iowa with
                  Omaha Public Power District;

               5. 69 kv  interconnection  at  Hamburg,  Iowa  with  Associated
                  Electric Cooperative, Inc.;


               6. 345 kv  interconnections  near Hills, Iowa and near Haskins,
                  Iowa with Union Electric Company;

               7. 345 kv  interconnection  at Sioux City,  Iowa with  Nebraska
                  Public Power District;

               8. 345  kv  interconnection  at  Cooper  Nuclear  Station  near
                  Brownville, Nebraska, with Nebraska Public Power District;

               9. 345 kv interconnection  near Lakefield Junction,  Minnesota, with Interstate Power Company;

              10. 345 and 161 kv  interconnections  near Sioux City, Iowa with
                  Western Area Power Administration;

              11. two 345 kv interconnections at Quad-Cities Station near
                  Cordova, Illinois, with Commonwealth Edison Company and Interstate Power Company;

              12. 161  kv  interconnection  near  Galesburg,   Illinois,  with
                  Illinois Power Company; and

              13. 161 kv interconnection near Camanche,  Iowa, with Interstate
                  Power Company.

              MidAmerican   Energy   owns  or  connects   with  the   following
              transmission lines at or near the Iowa state border in order to serve its electric customers:

              1.   two 69 kv transmission lines near McCook Lake, South Dakota;

              2.   one 69 kv transmission line near Alcester, South Dakota;

              3.   one 161 kv transmission line near Rock Island, Illinois;

              4.   one 161 kv transmission line in East Moline, Illinois;

              5. one 69 kv transmission line in or near Port Bryan and Cordova, Illinois;

              6.   two 69 kv transmission lines in East Moline, Illinois;

              7.   two 69 kv transmission lines in Moline, Illinois; and

              8.   one 69 kv transmission line in Rock Island, Illinois.

Electric generating facilities at December 31, 2000 consisted of the following. The net accredited generating capacity, along with the participation purchases and sales, net, and firm purchases and sales, net, are shown for the summer 2000 accreditation.

                                                                Accredited
                                           Percent              Generating
                  Plant                   Ownership   Fuel   Capability (MW)
-------------------------------------     ---------   ----   ---------------

Steam Electric Generating Plants:
Iowa
     George Neal Station
       Unit No. 1                           100.0     Coal        135
       Unit No. 2                           100.0     Coal        300
       Unit No. 3 (jointly owned)            72.0     Coal        371
       Unit No. 4 (jointly owned)            40.6     Coal        261
     Ottumwa Unit (jointly owned)            52.0     Coal        372
     Louisa Unit (jointly owned)             88.0     Coal        616
     Council Bluffs Energy Center
       Unit No. 1                           100.0     Coal         43
       Unit No. 2                           100.0     Coal         88
       Unit No. 3 (jointly owned)            79.0     Coal        534
     Riverside Station
       Unit No. 3                           100.0     Coal          5
       Unit No. 5                           100.0     Coal        130
                                                                -----
Total Steam Electric Generating Units                           2,855
                                                                -----

                                                                 Accredited
                                            Percent              Generating
                     Plant                 Ownership    Fuel    Capability (MW)
-------------------------------------      ---------    ----    ---------------
Combustion Turbines:
  Iowa
    Parr-2 units                              100.0   Gas or Oil          32
    Electrifarm-3 units                       100.0   Gas or Oil         200
    River Hills Energy Center-8 units         100.0   Gas or Oil         120
    Sycamore Energy Center-2 units            100.0   Gas or Oil         149
    Pleasant Hill-3 units                     100.0      Oil             160
    Coralville-4 units                        100.0   Gas or Oil          64
  Illinois
    Moline-4 units                            100.0   Gas or Oil          64
                                                                       -----
Total Combustion Turbines                                                789
                                                                       -----

Nuclear:
  Illinois
    Quad-Cities Station
      Unit No. 1 (jointly owned)               25.0   Nuclear            190
      Unit No. 2 (jointly owned)               25.0   Nuclear            193
    Nebraska
      Cooper Station (Note 1)                  50.0   Nuclear            379
                                                                       -----
Total Nuclear                                                            762
                                                                       -----

Hydro:
  Illinois
    Moline - 4 units                          100.0   Water                3
                                                                       -----
Total Hydro                                                                3
                                                                       -----

Portable Power Modules - 28 units             100.0   Oil                 56
                                                                       -----
Net Accredited Generating Capability                                   4,465
Participation Purchases and Sales, Net                                    42
                                                                       -----
  Total Net Accredited Generating Capability                           4,507
                                                                       =====

(1) Cooper Nuclear Station is owned by Nebraska Public Power District and the amount shown is MidAmerican Energy's entitlement (50 percent) of Cooper's accredited capability under a power purchase agreement extending to the year 2004.

          ii.  GAS OPERATIONS

               MidAmerican Energy serves customers in Iowa, Illinois, South Dakota, and Nebraska. MidAmerican Energy is responsible for the procurement, transportation, storage and distribution of natural gas. Natural gas is procured from various suppliers and transported by Northern Natural Gas Co., Natural Gas Pipeline Co. of America, Northern Border Pipeline Company and ANR Pipeline Co. to the Company's service territory. The gas is stored in various storage facilities to manage fluctuation in system demand and seasonal pricing. MidAmerican Energy's highest peak-day delivery was 1,143,026 MMBtus on February 2, 1996.

               Natural gas is distributed through 20,259 miles of distribution mains and services of which 15,815 miles are located in Iowa, 2,075 miles in Illinois, 2,221 miles in South Dakota and 148 miles in Nebraska.

               Other natural gas property owned includes: three liquefied natural gas plants located in Bettendorf, Iowa, Waterloo, Iowa, and Des Moines, Iowa with 109,600 MMBtu maximum daily delivery capacity and two propane-air gas peak shaving plants located in Sioux City, Iowa and Des Moines, Iowa, with a total maximum daily delivery capacity of 59,000 MMBtu.

3. The following information, along with additional data, provides the electric and natural gas data for MidAmerican Energy for the year ended December 31, 2000.

     a.   (1) Number of kWh of electric energy sold (at retail or wholesale):

                   Retail                                         16,715,443,000
                   Sales for Resale                                6,941,010,000

          (2) Number of MMBtu of natural gas distributed (at retail): 85,426,000

     b. (1) Number of kWh of electric energy distributed at retail outside of the state of incorporation:

                   South Dakota                                      120,129,000
                   Illinois                                        1,697,537,000

          (2) Number of MMBtu of natural gas distributed at retail outside of the state of incorporation:

                   Illinois                                            8,627,000
                   South Dakota                                        9,181,000
                   Nebraska                                              658,000

     c. (1) Number of kWh of electric energy sold at wholesale outside of the state of incorporation, or at the state line: None.

             The number of kWh of electric energy sold at wholesale outside of the state of incorporation, or at the state line, excludes the following sales for resale transactions originating within the State of Iowa to purchasers outside the state: 5,795,843.

         (2) Number of MMBtu of natural gas sold at wholesale outside of the state of incorporation, or at the state line: None.

     d. (1) Number of kWh of electric energy purchased outside of the state of incorporation, or at the state line:

                   Nebraska                                        3,068,059,000
                   Illinois                                          150,848,000
                   Texas                                              53,495,000
                   South Dakota                                       29,990,000
                   Minnesota                                         116,842,000
                   Missouri                                           54,397,000
                   Canada                                             13,194,000
                   North Dakota                                        7,513,000
                   Other States                                       32,048,000

         (2) Number of MMBtu of natural gas purchased outside of the state of incorporation, or at the state line:

                   Kansas                                             30,827,000
                   Texas                                              22,022,000
                   Minnesota                                           1,420,000
                   Nebraska                                            2,704,000
                   Louisiana                                           3,600,000
                   Illinois                                                8,000
                   New Mexico                                            304,000

     e.  Additional Data:

         (1) Electric operating revenues (000):

                   Iowa                     89.0%                     $1,079,571
                   Outside of Iowa          11.0%                     $  132,840
                   Total                   100.0%                     $1,212,411

         (2) Natural gas operating revenues (000):

                   Iowa                     79.1%                     $  519,516
                   Outside of Iowa          20.9%                     $  137,044
                   Total                   100.0%                     $  656,560

         (3) Total average electric customers:

                   Iowa                     87.0%                        579,195
                   Outside of Iowa          13.0%                         86,785
                   Total                   100.0%                        665,980

         (4) Total average natural gas customers:

                   Iowa                     78.6%                        503,449
                   Outside of Iowa          21.4%                        137,407
                   Total                   100.0%                        640,856

         (5) Net utility plant- electric (000):

                   Iowa                     89.2%                     $1,941,113
                   Outside of Iowa          10.8%                     $  234,815
                   Total                   100.0%                     $2,175,928

         (6) Net utility plant- gas (000):

                   Iowa                     78.3%                     $  379,993
                   Outside of Iowa          21.7%                     $  105,285
                   Total                   100.0%                     $  485,278

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company.

     a. Name, location, business address and description of the facilities used by the EWG or foreign utility company:

         (1)  Name:                 Visayas Geothermal Power Company
              Location:             On the Island of Leyte, Philippines
              Business Address:     24th Floor, 6750 Building
                                    6750 Ayala Avenue
                                    Makati, Metro Manila, Philippines
              Description:

                    These  facilities  consist  of three  identical  77 gross MW generating units located on the island of Leyte in the Republic of the Philippines. Each generating unit consists of one turbine/generator set. VGPC sells the full energy output of the facilities to the Philippine National Oil Company-Energy Development Corporation ("PNOC-EDC"). PNOC-EDC in turn sells the energy to the National Power Corporation ("NAPOCOR") which delivers power from one of the power plant's units to the island of Cebu and the power from the other two units of the power plant to the island of Luzon, in each case by means of its own transmission facilities.

         (2)  Name:                 CE Luzon Geothermal Power Company, Inc.
              Location:             On the Island of Leyte, Philippines
              Business Address:     24th Floor, 6750 Building
                                    6750 Ayala Avenue
                                    Makati, Metro Manila, Philippines
              Description:

                    This facility consists of two geothermal power plants on two adjacent sites, Mahanagdong A and Mahanagdong B, with an aggregate capacity of approximately 180 gross MW. Mahanagdong A consists of two 60 MW turbine/generators powered by geothermal steam and Mahanagdong B consists of one 60 MW turbine/generator powered by geothermal steam. The facilities are located on the island of Leyte in the Republic of the Philippines. CE Luzon sells the full energy output of the facilities to The Philippine National Oil Company-Energy Development Company ("PNOC-EDC"). PNOC-EDC in turn sells the energy to the National Power Corporation ("NAPOCOR") which delivers power to the island of Luzon by means of its own transmission facilities.


         (3)  Name:                 CE Cebu Geothermal Power Company, Inc.
              Location:             On the Island of Leyte, Philippines
              Business Address:     24th Floor, 6750 Building
                                    6750 Ayala Avenue
                                    Makati, Metro Manila, Philippines
              Description:

                    This facility consists of four geothermal combined cycle units (each consisting of a back pressure turbine and three binary turbo-chargers and associated generators and two binary turbo-chargers and associated generators). The facilities are located on the Island of Leyte, Republic of the Philippines. CE Cebu sells the full energy output of the facilities to the Philippine National Oil Company-Energy Development Corporation ("PNOC-EDC"). PNOC-EDC in turn sells the energy to the National Power Corporation ("NAPOCOR") which delivers power from the facilities to the island of Cebu by means of its own transmission facilities.

         (4)  Name:                 CE Casecnan Water and Energy Company, Inc.
              Location:             On the Island of Luzon, Philippines
              Business Address:     24th Floor, 6750 Building
                                    6750 Ayala Avenue
                                    Makati, Metro Manila, Philippines
              Description:

                    This facility consists of a multipurpose irrigation and hydroelectric power facility with a rated capacity of approximately 150 MW, consisting of two Francis-type turbines, located on the island of Luzon in the Republic of the Philippines. CE Casecnan Water and Energy Company will sell the full energy output of the facility to the Philippine National Irrigation Administration ("NIA"). NIA will in turn sell the energy to the National Power Corporation ("NAPOCOR"). NIA, at its own cost and expense, will cause NAPOCOR to construct, install, connect and maintain the required transmission line between the facility's powerhouse and NAPOCOR's Luzon grid.


         (5)  Name:                 Northern Electric plc
              Location:             Newcastle, England
              Business Address:     Carliol House
                                    Market Street
                                    Newcastle upon Tyne
                                    NE1 6NE    England
              Description:

                    Northern Electric is engaged in the distribution of electricity to the North East of England and the supply of electricity throughout Great Britain.

     b. Name of each system company that holds an interest in such EWG or foreign utility company:

         (1)  MidAmerican Energy Holdings Company
         (2)  CE International Investments, Inc.
         (3)  CalEnergy Pacific Holdings Corporation
         (4)  Tongonan Power Investments
         (5)  Magma Netherlands B.V.
         (6)  CE Casecnan Ltd.
         (7)  CE Mahanagdong Ltd.
         (8)  CE Philippines Ltd.
         (9)  CE Casecnan Water & Energy Company, Inc.
        (10)  Visayas Geothermal Power Company
        (11)  CE Cebu Geothermal Power Company
        (12)  CE Luzon Geothermal Power Company, Inc.
        (13)  CE Power Inc.
        (14)  CE Electric Inc.
        (15)  CalEnergy UK Inc.
        (16)  CE Electric UK Funding Company
        (17)  CE Electric UK Holdings
        (18)  CE Electric UK plc
        (19)  Northern Electric plc
        (20)  CalEnergy Investments CV

     c. Type and amount of capital invested, directly or indirectly, or any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company (in thousands):

          (1)  Visayas Geothermal Power Company

               Partners capital                                    $  63,492
               Debt                                                $       -

          (2)  CE Luzon Geothermal Power Company Inc.

               Stockholders' equity                                $  99,416
               Debt                                                $       -

          (3)  CE Cebu Geothermal Power Company Inc.

               Stockholders' equity                                $  69,077
               Debt                                                $       -

          (4)  CE Casecnan Water and Energy Company, Inc.

               Stockholders' equity                                $ 104,098
               Debt                                                $   6,311

          (5)  Northern Electric, plc

               Stockholders' equity                                $ 287,934
               Debt                                                $       -

     d. Capitalization and earnings of the EWG or foreign utility company during the reporting period (in thousands):

          (1)  Visayas Geothermal Power Company

               Capitalization                                      $ 172,178
               Earnings                                            $  37,063

          (2)  CE Luzon Geothermal Power Company Inc.

               Capitalization                                      $ 277,364
               Earnings                                            $  27,253

          (3)  CE Cebu Geothermal Power Company Inc.

               Capitalization                                      $ 183,011
               Earnings                                            $   3,962

          (4)  CE Casecnan Water and Energy Company, Inc.

               Capitalization                                      $ 456,848
               Earnings                                            $   4,857

          (5)  Northern Electric

               Capitalization                                      $ 835,169
               Earnings                                            $ 104,798

     e. Identify any service, sales or construction contracts between the EWG or foreign utility company and a system company: None

Exhibit A

     Exhibit A-1, pages 1 through 6, shows consolidating statements of income and retained earnings of MidAmerican Energy Holdings Company for its material operating subsidiaries for the year ended December 31, 2000 together with consolidating balance sheets of MidAmerican Energy Holdings Company and its material operating subsidiaries as of December 31, 2000.

     Exhibit A-2, pages 1 through 3, shows consolidating statements of income and retained earnings of MidAmerican Funding, LLC for its material operating subsidiaries for the year ended December 31, 2000 together with consolidating balance sheets of MidAmerican Funding, LLC and its material operating subsidiaries as of December 31, 2000.

     Exhibit A-3, pages 1 through 3, shows consolidating statements of income and retained earnings of MHC Inc. for its material operating subsidiaries for the year ended December 31, 2000 together with consolidating balance sheets of MHC Inc. and its material operating subsidiaries as of December 31, 2000.

     Exhibit A filed confidentially pursuant to Rule 104 under the Public Utility Holding Company Act of 1935, as amended.


Exhibit B

     A listing showing foreign utility companies and exempt wholesale generators owned by claimants.

Each of the above named claimants has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February, 2001.


                                         MidAmerican Energy Holdings Company
                                         MidAmerican Funding, LLC
                                         MHC Inc.




                                         By  /s/ Patrick J. Goodman
                                           ---------------------------------
                                           Patrick J. Goodman
                                           Senior Vice President and
                                             Chief Financial Officer

Attest:

/s/  Paul J. Leighton
------------------------------------------
Paul J. Leighton
Vice President, Assistant General Counsel
  And Assistant Corporate Secretary


All notices and correspondence concerning this statement should be addressed to:


Paul J. Leighton
Assistant General Counsel
MidAmerican Energy Holdings Company
P.O. Box 657
Des Moines, IA  50303-0657

                      MIDAMERICAN ENERGY HOLDINGS COMPANY
                                   FORM U-3A-2

                                    EXHIBIT B

1. CE Power Inc. (35% owner), CE Electric Inc. (35% owner) and CalEnergy UK Inc. (30% owner)

     A.  CE Electric UK Funding Company
         I.  CE Electric UK Holdings
             a.  CE Electric UK plc
                 I.  Northern Electric plc (FUCO)

2.   CE International Investments Inc.

     A.  CE Philippines Ltd.
         I.  CE Cebu Geothermal Power Company Inc. (FUCO)

     B.  CE Mahanagdong Ltd.
         I.  CE Luzon Geothermal Power Company, Inc. (91% owned) (FUCO)

     C.  CE Casecnan Ltd (50% owned)
         I. CE Casecnan Water and Energy Company, Inc. (70% owned) (FUCO) (see 3.A.I.)

3.   CalEnergy Pacific Holdings Corp.

     A.  CE Casecnan Ltd. (49% owned)
         I.  CE Casecnan Water and Energy Company, Inc. (70% owned)
             (FUCO) (see 2.C.I.)

4. Tongonan Power Investment, Inc. (1% ownership in), Magma Netherlands B.V. (99% ownership in)

     A.  Visayas Geothermal Power Company (FUCO)


See items 1(B) and 1(C) of U-3A-2 for a listing of additional subsidiaries of MidAmerican Energy Holdings Company.


*All ownership percentages are 100% unless otherwise indicated.